UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PINNACLE AIRLINES CORP.

(Name of issuer)

Common Stock

(Title of class of securities)

723443107

(CUSIP number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 East Fourth Street Tulsa, Oklahoma 74103 (918) 583-9922

(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 723443107	Page 2 of 9 Pages

(1)	Names of reporting persons Wayne King
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 618,664
	(8)	Shared voting power 0
	(9)	Sole dispositive power 618,664
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 618,664
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.23%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 723443107	Page 3 of 9 Pages

(1)	Names of reporting persons Meson Capital Partners, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 550,602
	(8)	Shared voting power 0
	(9)	Sole dispositive power 550,602
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 550,602
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.88%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 723443107	Page 4 of 9 Pages

(1)	Names of reporting persons Meson Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 563,802
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 563,802
(11)	Aggregate amount beneficially owned by each reporting person 563,802
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.95%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 723443107	Page 5 of 9 Pages

(1)	Names of reporting persons Ryan J. Morris
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,200
	(8)	Shared voting power 550,602
	(9)	Sole dispositive power 13,200
	(10)	Shared dispositive power 550,602
(11)	Aggregate amount beneficially owned by each reporting person 563,802
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.95%
(14)	Type of reporting person (see instructions) IN

Page 6 of 9 Pages

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Pinnacle Airline Corp. (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 1 to furnish additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 1689 Nonconnah Blvd, Suite 111, Memphis, Tennessee 38132.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Initial 13D in its entirety and replacing it with the following:

As of February 16, 2012, Mr. King owns 618,664 shares of Common Stock and had invested $1,511,732.00 (including commissions and fees). The source of these funds was personal funds.

As of February 16, 2012, MCP LP owns 550,602 shares of Common Stock and had invested $561,741.39 (including commissions and fees). The source of these funds was working capital.

As of February 16, 2012, Mr. Morris owns 13,200 shares of Common Stock and had invested $13,736.00 (including commissions and fees). The source of these funds was working capital and personal funds.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Initial 13D in its entirety and replacing it with the following:

(a) and (b) As of November 1, 2011, the Issuer had 19,127,691 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed on November 4, 2011.

As of the date hereof, Mr. King directly owns 618,664 shares of Common Stock (approximately 3.23%).

As of the date hereof, MCP LP owns 550,602 shares (“MCP LP Shares”) of Common Stock (approximately 2.88%) of the issued and outstanding Common Stock. As general partner of MCP LP, MCP LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the MCP LP Shares. MCP LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the MCP LP Shares. As managing member of MCP LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by MCP LLC. In addition, as of the date hereof, Mr. Morris beneficially owns and has voting and dispositive power over 13,200 shares (“Morris Shares”) of Common Stock (approximately 0.07%) of the issued and outstanding Common Stock. Mr. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by MCP LP. MCP LLC, as an entity which is managed by Mr. Morris, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. MCP LLC disclaims beneficial ownership of Morris Shares.

In addition, the group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own the 1,182,466 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (approximately 6.18% of the Common Stock of the Issuer), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

Page 7 of 9 Pages

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c) During the last 60 days, Mr. King, MCP LP, and Mr. Morris purchased the following shares of Common Stock in the open market:

Mr. King:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share

12/19/2011	1,903	1,807.85	0.95
12/20/2011	4,400	3,828.00	0.87
1/24/2012	1	0.76	0.76
1/25/2012	70,600	55,562.20	0.79
2/15/2012	10,000	14,000.00	1.40
2/16/2012	6,700	9,112.00	1.36

MCP LP:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share

12/19/2011	20,000	19,184.00	0.9592
12/21/2011	100,000	85,560.00	0.8556
1/6/2012	16,129	14,249.97	0.8835
1/9/2012	23,356	21,697.72	0.929
1/10/2012	60,000	58,614.00	0.9769
1/11/2012	7,298	6,641.18	0.91
1/13/2012	12,349	11,237.59	0.91
1/17/2012	353	321.23	0.91
1/18/2012	4,955	4,558.60	0.92
1/19/2012	5,045	4,641.40	0.92
1/20/2012	50,000	44,100.00	0.882
1/20/2012	52	43.16	0.83
1/23/2012	29,948	24,856.84	0.83
1/24/2012	10,515	7,991.40	0.76
1/25/2012	10,000	7,900.00	0.79
1/26/2012	17,400	13,883.46	0.7979
1/27/2012	32,600	27,058.00	0.83
2/8/2012	15,728	20,446.40	1.3
2/9/2012	51,750	71,565.08	1.3829
2/10/2012	44,924	63,329.36	1.4097
2/13/2012	38,200	53,862.00	1.41

Page 8 of 9 Pages

Mr. Morris:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share

1/9/2012	5,000	4,650.00	0.93
1/11/2012	2,000	1,860.00	0.93
1/27/2012	3,000	2,490.00	0.83
2/14/2012	3,200	4,736.00	1.48

Not Applicable.

(d) Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	99.1 Joint Filing Agreement filed with SC 13D on January 30, 2012 and incorporated herein by reference.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	WAYNE KING

/s/ Wayne King
Individually

MESON CAPITAL PARTNERS, LP

By: MESON CAPITAL PARTNERS, LLC, its General Partner

/s/ Ryan J. Morris
Managing Partner

MESON CAPITAL PARTNERS, LLC

/s/ Ryan J. Morris
Managing Partner

RYAN J. MORRIS

/s/ Ryan J. Morris
Individually